Commtouch Software Ltd.
1A Hazoran Street
Poleg Industrial Park, P.O. Box 8511
Netanya 42504, Israel

c/o Commtouch Inc.
1300 Crittenden Lane, Ste. 103
Mountain View, California 94043

April 17, 2006

VIA FACSIMILE and EDGAR
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

Re:	Commtouch Software Ltd.
Form F-3 (File No. 333-68248)
Application for Withdrawal

Ladies and Gentlemen:

Commtouch Software Ltd. (the “Company”) hereby applies for an order effective 5:30 p.m. April 18, 2006 granting withdrawal of its registration statement on Form F-3 (File No. 333-68248) (the “Registration Statement”), and all exhibits thereto, in accordance with Rule 477 of the Securities Act of 1933 (the “Securities Act”). The Company filed the Registration Statement to register 1,406,612 of its ordinary shares, nominal value N.I.S. 0.05 per share (the “Ordinary Shares”), issued and issuable under certain warrants and options issued in connection with the Company’s acquisition in December 2000 of Wingra, Incorporated, a Wisconsin corporation, to fulfill a contractual obligation which required the Company to maintain the effectiveness of the Registration Statement for a period of at least 15 months following the Effective Date of the acquisition. The 15-month period has expired. The Ordinary Shares originally issued by the Company that were not sold under the Registration Statement are now eligible for sale pursuant to Rule 144 under the Securities Act. Accordingly, the continued effectiveness of the Registration Statement is unnecessary for the holders of the Ordinary Shares to effect sales of the Ordinary Shares from time to time in the future. For this reason, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

Upon the grant of the Commission’s consent, please return a dated copy of the order granting withdrawal of the Registration Statement to the undersigned, with a copy to Nathaniel M. Cartmell III, of Pillsbury Winthrop Shaw Pittman LLP, 50 Fremont Street, San Francisco, CA 94105, which order shall state: “Withdrawn upon the request of the registrant, the Commission consenting thereto,” and which is to be included in the file for such registration statement.

If you have any questions, please call Nathaniel M. Cartmell III of Pillsbury Winthrop Shaw Pittman LLP at (415) 983-1000.

Yours very truly,

Commtouch Software Ltd.

/s/ Devyani Patel

Devyani Patel
Vice President Finance

cc:	Gary Davis
Nathaniel M. Cartmell III